Exhibit 99.1

Autohome Inc. Announces Appointment of President

BEIJING, February 23, 2018 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that Mr. Haifeng Shao has been appointed to serve as the president of the Company. The appointment took effect on February 22, 2018.

Mr. Haifeng Shao has worked for Ping An Group for over 22 years, including 15 years as a senior manager in the financial services division, and 7 years in its internet finance division. Mr. Shao joined Ping An Group in 1996 where he served successively as General Assistant Manager of Ping An Life Insurance, Shanghai Branch; Deputy General Manager of Ping An Life Insurance, Yunnan Branch; and Deputy General Manager of Ping An Annuity Insurance. Starting in 2012, Mr. Shao served as General Manager of Ping An E-wallet. In 2016, Mr. Shao served as General Manager of Ping An Finance One Account. Mr. Shao received a Bachelor of Arts in Literature from Nanjing Normal University in 1995.

Mr. Min Lu, chairman of the Board and chief executive officer of Autohome, stated, “We warmly welcome Mr. Shao to our senior management team. I believe that he will play a positive role in the future development of Autohome, especially in promoting the development of the Company’s financial services business.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com